SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

Nov 1, 2005	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig reports third quarter 2005 results

STAVANGER, Norway, October 24, 2005 — Smedvig reported today consolidated operating profit for the third quarter of NOK 194 million, as compared to NOK 474 million in the previous quarter. The second quarter was positively affected by the reversal of the previous write-down of the drillship West Navigator.

Net financial expenses for the third quarter was NOK 38 million, as compared to NOK 76 million in the previous quarter. The decrease is mainly due to gains on currency forward contracts and interest rate swap agreements, as opposed to losses in the second quarter.

Net income for the third quarter was NOK 114 million, as compared to a net income of NOK 383 million in the second quarter.

Earnings per share were NOK 1.44 for the third quarter, as compared to NOK 4.81 for the second quarter.

Operating profit from the Mobile Units amounted to NOK 55 million, as compared to NOK 305 million in the previous quarter, which included a reversal of NOK 242 million of the write-down for West Navigator. The utilization rate for the mobile units was approximately 100 percent, in line with the preceding quarter.

Operating profit from the Tender Rigs amounted to NOK 96 million, as compared to NOK 82 million in the previous quarter. The increase mainly reflects the start-up of operations for the new semi-tender West Setia. The utilization rate averaged 98 percent, as compared to 100 percent in the previous quarter.

Operating profit from Well Services yielded NOK 43 million, as compared to NOK 32 million in the second quarter, due to improved margins for selected well services operations.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

A telephone conference regarding Smedvig’s third quarter results will be arranged Monday October 24, at 10:30 a.m. (NY time), 4:30 p.m. (Norwegian time). Call-in numbers are: International: +1 706 634 1387 U.S.: 800 374 0724. Replays are available from October 24, 12:15 p.m. (NY time) until October 31, 11:55 p.m. For replay, please dial International: +1 706 645 9291, U.S.: 800 642 1687, access code 9792468.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

II

RESULTS

Consolidated revenues for the first nine months of 2005 amounted to NOK 3,059 million as compared to NOK 2,232 million in the same period in 2004. Operating profit for the period totaled NOK 737 million as compared to NOK 537 million in the same period in 2004.

Consolidated revenues for the third quarter of 2005 was NOK 1,097 million as compared to NOK 1,068 million for the second quarter.

Operating profit for the quarter was NOK 194 million, down from NOK 474 million in the preceding quarter. The decrease reflects the reversal of previous write-down of the book value for the drill-ship West Navigator of NOK 242 million and income of NOK 55 million from a warranty settlement in the second quarter.

Net financial expenses for the quarter was NOK 38 million as compared to NOK 76 million in the preceding quarter. The main reason for the decrease was gains on currency forward contracts and interest rate swap agreements as opposed to losses in the second quarter.

Income before income taxes was NOK 156 million for the third quarter, down from NOK 398 million in the preceding quarter.

Income taxes for the third quarter was NOK 42 million as compared to NOK 15 million in the previous quarter.

Net income for the quarter was NOK 114 million as compared to NOK 383 million in the preceding quarter.

At the end of the quarter, the Company’s net interest bearing debt amounted to NOK 4,967 million as compared to NOK 4,057 million in the previous quarter. Cash and cash equivalents amounted to NOK 668 million as compared to NOK 662 million at the end of the second quarter 2005.

The accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as well as the standard for Interim Financial Reporting. The accounts have been based on the accounting principles described in the annual report adjusted for the amendments to the accounting principles following implementation of IFRS. Smedvig has with effect from third quarter reported depreciation and amortization on the same line in the profit and loss statement. Previous periods have been adjusted accordingly.

BUSINESS UNITS

MOBILE UNITS

The economic utilization for the mobile units was approximately 100 percent in the third quarter in line with the preceding quarter. The operating profit was NOK 55 million, down from NOK 305 million in the previous quarter. The decrease was related to the NOK 242 million reversal of the previous write-down of the book value of West Navigator.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field offshore Norway. West Venture has a firm contract with Norsk Hydro that extends until August 2006.

The fourth-generation semi-submersible rig West Alpha continued operations for Statoil on the Kristin field in the Norwegian Sea. The unit has a contract portfolio that will keep the rig employed until February 2009.

The ultra-large jack-up West Epsilon continued operations for BP on the Valhall field in the Norwegian sector of the North Sea. The firm contract with BP extends to May 2006 with options for further 11 wells.

The ultra-deepwater drillship West Navigator performed operations for Woodside offshore Mauritania in West Africa. The contract with Woodside was completed ultimo September and the unit has been relocated to Norway for an estimated two-year deepwater assignment with Shell on the Ormen Lange field off-shore Norway.

In September, Smedvig increased the ownership interest in the Oslo Stock Exchange listed company Eastern Drilling ASA (‘Eastern’) from 25 percent to 39.75 percent. The increased ownership interest corresponds to a further investment in Eastern of NOK 282 million. Eastern has a new sixth-generation semi-submersible unit under construction in South Korea with an option to build an additional unit. The total investment for the first unit is estimated to US$ 550 million with completion in South Korea scheduled in the fourth quarter 2007. Smedvig is responsible for the construction supervision, marketing and operational management of the unit.

TENDER RIGS

The utilization for the tender rigs was 98 percent in the third quarter as compared to 100 percent in the preceding quarter. The operating profit was NOK 96 million as compared to NOK 82 million in the preceding quarter. The increase was mainly related to contribution from the new unit West Setia.

In Thailand, the tender barge T-3 performed operations for PTT while T-4 and T-7 continued their work for Unocal. In September, the contract for T-3 was extended by PTT for a further 14 months securing employment for the unit throughout 2007. In Malaysia, T-6 and Teknik Berkat worked for Petronas Carigali and T-9 performed drilling operations for ExxonMobil. Early August, the contract with ExxonMobil for T-9 was extended by three years. In September, Teknik Berkat started an eight-week yard-stay for a five-year periodical survey. During the quarter the semi-tenders West Alliance and West Pelaut worked for Shell in Malaysia and Brunei, respectively. In West Africa, the barge T-8 and the semi-tender West Menang continued operations for Total in Congo. The new semi-tender West Setia was delivered from the yard Keppel FELS in the first half of August and subsequently commenced operations for Shell in Brunei under a contract that during the quarter was extended by six months to a total of twelve months. West Setia has there-after an 800-day contract for operations in deep waters for Murphy in Sabah off-shore Malaysia.

WELL SERVICES

The operating profit for the well services division for the third quarter was NOK 43 million, up from NOK 32 million in the previous quarter. The increase was due to improved contribution from selected operations.

During the quarter, Smedvig performed operations for Statoil on the Statfjord A, B and C platforms, the Veslefrikk field as well as the Gullfaks A, B and C platforms. Smedvig continued operations for BP on the Ula and Valhall platforms and carried out drilling operations and maintenance work for Talisman Energy on the Gyda field.

SMEDVIG • 3 QUARTER 2005	III

On the U.K. Continental Shelf, Smedvig performed drilling and maintenance activities for Shell on several platforms including Brent D, Cormorant Alpha and Nelson.

For the wireline operations in Norway the activity level remained sound but was somewhat lower than in previous quarters. In August, Smedvig was awarded a three-year contract by Mærsk Olie og Gas AS for wireline services on all their operations in the Danish sector of the North Sea which comprises 20 platforms, ten satellites and four rigs. This is the first contract award for the wireline business outside Norway.

DUAL DRILLING PATENTS

In September, Smedvig received a writ from Transocean Offshore Deepwater Drilling Inc. claiming compensation for alleged infringement of patents of multi-activity offshore drilling apparatus and method, and insisting that Smedvig be prohibited from applying simultaneous operations in offshore drilling activities currently performed by West Navigator and West Venture. In Smedvig’s opinion, the accusations in the writ by Transocean Offshore Deepwater Drilling Inc. are unfounded. Potential legal proceedings will be conducted in Norwegian Courts of Justice.

TONNAGE TAX SYSTEM

Smedvig has for a number of years included the majority of the Company’s drilling units in a Norwegian tonnage tax scheme for ship and rig owning companies. Earlier this year the Company was informed through a circular letter from the Norwegian Ministry of Finance that according to revised EU state aid guidelines drilling units will not meet the requirements for the tonnage tax system in the future. In a white paper issued on October 14, 2005, the Norwegian Ministry of Finance proposed transition rules that only will have minor effects on the prevailing exit rules from the tonnage tax system seen from rig owning companies’ point of view. Based on the proposed transition rules, the Company has estimated the tax effects of being excluded from the tonnage tax system to be in the range of NOK 200 million to NOK 1,300 million as of September 30, 2005. The tax effects will among other factors depend on the domicile in which Smedvig will organize its rig fleet going forward. Smedvig will continue to take an active part in the process of making the final transition rules more reasonable for the rig owning companies.

PROSPECTS

High oil and gas prices combined with increased exploration and production activity from oil companies has translated into a favorable market sentiment for the oil service industry. Over the year the worldwide offshore rig utilization has been at historically high levels, and dayrates for offshore drilling units have accelerated to record levels. As a result of high utilization and limited available rig capacity, oil companies have increasingly entered the market to secure future rig capacity well ahead of contract commencement also offering drilling contractors term contracts. In addition, the favorable outlook and limited shortterm supply of rig capacity have lead to new orders for construction of additional rig capacity. The orders have in the main been for benign environment jack-ups and deepwater floaters (semi-submersible drilling rigs or drillships) for both benign and harsh environment. The additional capacity has so far not adversely affected the market conditions, as the new capacity will not be available in the market before 2006 for jack-ups and 2008 for floaters. As such, the demand for the Company’s services in its primary markets is expected to continue to be strong over the next years. Smedvig has currently all units on contract with a backlog of drilling contracts currently averaging 20 months for the mobile units, 20 months for the tender rigs, as well as a satisfactory portfolio of well service contracts. The current contract coverage is believed to strengthen the Company’s financial position and create a basis for increased activity and enhanced performance. The Board of Directors considers the financial position of the Company to be sound with a promising market outlook for the Company’s services.

Stavanger, October 24, 2005

The Board of Directors

of Smedvig asa

IV

Mobile units

Contract coverage

2005
2006
2007
2008
WEST ALPHA
STATOIL
02.2009
WEST EPSILON
BP
11 Wells
WEST NAVIGATOR
WOODSIDE, SHELL
4 Wells
WEST VENTURE
NORSK HYDRO
5 x 1 year
WEST E-DRILL
NEWBUILD SCEDULED FOR DELIVERY 4Q 2007
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND
YARD-STAY

Tender rigs

Contract coverage

2005
2006
2007
2008
T-3
UNOCAL, PTT
T-4
UNOCAL
T-6
PETRONAS CARIGALI
T-7
UNOCAL
T-8
TOTAL
T-9
EXXONMOBIL
01.2009
TEKNIK BERKAT
PETRONAS CARIGALI
WEST PELAUT*
SHELL
04.2009
WEST MENANG*
TOTAL
WEST ALLIANCE*
UNOCAL, SHELL
WEST SETIA*
UNDER CONSTR.
SHELL
MURPHY
12.2008
WEST BERANI*
NEWBUILD SCHEDULED FOR DELIVERY 4Q 2006
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND
YARD-STAY
* Semi-submersible

Well services

Contract coverage

2005
2006
2007
2008
STATFJORD A,B&C
STATOIL
GULLFAKS A,B&C
STATOIL
VESLEFRIKK A&B
STATOIL
Field lifetime
ULA & VALHALL
BP
GYDA
TALISMAN ENERGY
SHELL, UK
SHELL
05.2008
WIRELINE*
HYDRO, STATOIL, SHELL
ENGINEERING*
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND
* Average length for several fields

SMEDVIG • 3 QUARTER 2005	V

Accounts

Unaudited accounts in NOK mill.	2Q05	3Q05	3Q04	9M05	9M04
Revenues	386	446	314	1,150	866
Operating expenses	(246)	(293)	(207)	(791)	(604)
Depreciation and amortization	(77)	(98)	(61)	(250)	(181)
Reversal of write-down	242	0	209	242	209
Operating profit	305	55	255	351	290

Accounts

Unaudited accounts in NOK mill.	2Q05	3Q05	3Q04	9M05	9M04
Revenues	257	283	255	777	719
Gains on sale of assets	0	0	2	0	15
Operating expenses	(135)	(144)	(144)	(417)	(414)
Depreciation and amortization	(40)	(43)	(44)	(121)	(129)
Operating profit	82	96	69	239	191

Accounts

Unaudited accounts in NOK mill.	2Q05	3Q05	3Q04	9M05	9M04
Revenues	369	369	231	1,077	632
Operating expenses	(330)	(318)	(210)	(965)	(561)
Depreciation and amortization	(7)	(8)	(5)	(20)	(15)
Operating profit	32	43	16	92	56

VI

Income Statements

Unaudited accounts in NOK mill.	2Q05	3Q05	9M05	3Q04	9M04	2004
REVENUE
Revenues	1,013	1,097	3,004	800	2,217	3,081
Other revenues	55	0	55	2	15	15

Total revenues	1,068	1,097	3,059	802	2,232	3,096

OPERATING EXPENSES
Personnel expenses	(475)	(502)	(1,447)	(368)	(1,017)	(1,464)
Operating expenses	(237)	(252)	(726)	(193)	(562)	(782)
Depreciation and amortization	(124)	(149)	(391)	(110)	(325)	(435)
Reversal of write-down	242	0	242	209	209	209

Total operating expenses	(594)	(903)	(2,322)	(462)	(1,695)	(2,472)

Operating profit	474	194	737	340	537	624
Interest income	6	5	15	2	7	11
Interest expense	(49)	(65)	(159)	(30)	(87)	(129)
Other financial items	(33)	22	(23)	14	13	28

Net financial items	(76)	(38)	(167)	(14)	(67)	(90)
Income before income taxes	398	156	570	326	470	534
Income taxes	(15)	(42)	(68)	(48)	(47)	(164)
Net income	383	114	502	278	423	370
Earnings per share	4.81	1.44	6.31	3.45	5.24	4.60
Diluted earnings per share	4.76	1.43	6.25	3.42	5.20	4.55

Balance Sheets

Unaudited accounts in NOK mill.	30.09.05	31.12.04	30.09.04
LONG-TERM ASSETS
Deferred taxes	0	0	16
Mobile units and tender rigs	7,632	6,081	5,594
Other tangible assets	161	128	128
Financial fixed assets	761	158	168
Total long-term assets	8,554	6,367	5,906

CURRENT ASSETS
Receiveables	1,058	985	891
Cash and cash equivalents	668	746	572
Total current assets	1,726	1,731	1,463
Total assets	10,280	8,098	7,369

SHAREHOLDERS’ EQUITY
Paid-in capital	2,532	2,541	2,536
Retained earnings	1,042	524	887
Total shareholders’ equity	3,574	3,065	3,423

LIABILITIES
Deferred taxes	53	17	0
Provisions	284	244	236
Long-term interest bearing debt	5,082	3,817	3,011
Current liabilities	1,287	955	699
Total liabilities	6,706	5,033	3,946
Total shareholders’ equity and liabilities	10,280	8,098	7,369

SMEDVIG • 3 QUARTER 2005	VII

Statement of Cash flows

Unaudited accounts in NOK mill.	9M05	2004	9M04
Net income	502	370	423
Adjustment to reconcile net income to net cash provided by operating activities
Reversal of write-down	(242)	(209)	(209)
Depreciation and amortization	391	435	325
Change in working capital	(9)	(9)	(197)
Net cash flow provided by operating activities	642	587	342
Net cash flow used in investing activities	(1,849)	(1,425)	(269)
Net cash flow provided by (used in) financing activities	1,108	608	(494)
Effect of exchange rate changes on cash and cash equivalents	21	(17)	0
Net decrease in cash and cash equivalents	(78)	(247)	(421)
Cash and cash equivalents - beginning of year	746	993	993
Cash and cash equivalents - end of period	668	746	572

Equity reconciliation

Unaudited accounts in NOK mill.	30.09.05	31.12.04	30.09.04
Equity - beginning of year	3,065	3,139	3,139
Net income for the period	502	370	423
Treasury shares	(106)	(69)	(56)
Dividend paid	(119)	(101)	(101)
Other equity adjustments	2	14	0
Foreign currency adjustments	230	(288)	18
Equity - end of period	3,574	3,065	3,423

Consolidated accounts in accordance with US GAAP

THE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Unaudited accounts in NOK mill.	9M05	2004	9M04
Consolidated net income in accordance with IFRS	502	370	423

Adjustment for US GAAP:
Share-based payment	9	14	10
Deferred taxes	(30)	(50)	(92)
Reversal of impairment charge	(242)	(209)	(209)
Other adjustments	(1)	12	0
Net income in accordance with US GAAP	238	137	132

THE EFFECT ON CONSOLIDATED SHAREHOLDERS’ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Unaudited accounts in NOK mill.	30.09.05	31.12.04	30.09.04
Consolidated shareholders’ equity in accordance with IFRS	3,574	3,065	3,423
Adjustment for US GAAP:
Deferred taxes	(818)	(788)	(806)
Reversal of impairment charge	(451)	(209)	(209)
Other adjustments	1	2	4
Shareholders’ equity in accordance with US GAAP	2,306	2,070	2,412

VIII

Key figures

	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04
Operating margin (%)	18	44	8	10	16	18
Equity ratio (%)	35	38	39	38	47	44
Return on equity (%) (annualized)	13	44	1	(6)	33	14
Return on total capital (%) (annualized)	8	22	3	5	18	8
Earnings per share (NOK)	1.44	4.81	0.06	(0.65)	3.45	1.37
Interest coverage ratio	3.40	9.12	1.36	2.52	11.87	5.16

DEFINITIONS

Operating margin (%): (Operating profit/Revenues) * 100	Earnings per share (NOK): Net income/Average number of outstanding shares
Equity ratio (%): (Equity/Total assets) * 100
Return on equity (%): Net income/Average equity	Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses
Return on total capital (%): (Operating profit plus interest income)/Average total assets

Shareholder information

	3Q05	2Q05	1Q05	4Q04	3Q04	2Q04
Share price Class A shares	163	133	119	102	88	76
Share price Class B shares	132	108	100	82	73	64
Non Norwegian ownership Class A shares (%)	39.7	39.1	40.3	38.7	36.2	33.6
Non Norwegian ownership Class B shares (%)	36.9	30.8	30.7	28.6	27.6	23.0
Total number of shares (1,000)	81,734	82,284	82,284	82,284	82,284	82,984
Market capitalization (NOK mill.)	12,429	10,137	9,260	7,827	6,807	5,985

SMEDVIG • 3 QUARTER 2005	IX

Note to the quarterly report

TRANSITION TO IFRS

Smedvig’s quarterly report is prepared in accordance with IFRS and related transition rules have been applied. Comparable numbers have been made for 2004. For more information about the annual effects of the transition see note to the first quarter report.

The fact that IFRS rules were introduced quite recently means that clarifications from standard-setting bodies as well as the development of best practice may lead to further clarifications that could have an effect on the information provided. The IFRS rules are in addition subject to continuous review and approval by the EU.

The Company has identified the following differences that effect the Company’s accounts:

CHANGES TO THE INCOME STATEMENT

Share-based payment

The Company amortized the fair value of the granted option over the vesting period. Assumptions for calculating the fair value of the options are shown in note 17 to the 2004 annual report.

Income taxes

Smedvig has US dollar as functional currency for a significant part of its business although the consolidated accounts are in Norwegian kroner. The impact of translating US dollar denominated debt into Norwegian kroner is adjusted for in shareholders’ equity. Income taxes related to such transactions have previously, under N GAAP, also been adjusted for in shareholders’ equity. In accordance with IFRS, such taxes will be recognized in the income statement.

CHANGES TO THE BALANCE SHEET

Tangible fixed assets

The Company will continue to record tangible fixed assets at historical cost adjusted for accumulated depreciation. However, under IFRS the Company has introduced component depreciation, which implies that drilling units are divided into essential components. The applications of component depreciation will not have any significant effects on the Company’s accounts.

Dividends

Under IFRS, dividend will be recorded when it is approved by the General Meeting.

Financial instruments

The Company has applied fair value accounting for its financial instruments.

Pension

The Company’s pension obligation has been based on actuarial calculations. The equity has been adjusted for the cumulative gains and losses for defined benefit plans at the date of transition. In third quarter, the Company has adjusted the implementation effect. The Company’s pension obligation was previously reduced by NOK 20 million. After recalculating the pension obligation the provision should have increased by NOK 33 million at the date of implementation of IFRS. The adjustment also increases the deferred tax assets by NOK 15 million and reduces the equity by NOK 38 million.

First year’s installment on long-term debt

Under IFRS, first year’s installment on long-term debt is classified as short-term liability.

X

Income Statements

Unaudited accounts in NOK mill.	N GAAP 3Q04	Effect of transition	IFRS 3Q04	N GAAP 9M04	Effect of transition	IFRS 9M04
REVENUES
Revenues	800	0	800	2,217	0	2,217
Gains on sale of assets	0	2	2	0	15	15

Total revenues	800	2	802	2,217	15	2,232

OPERATING EXPENSES
Personnel expenses	(364)	(4)	(368)	(1,007)	(10)	(1,017)
Operating expenses	(193)	0	(193)	(562)	0	(562)
Depreciation and amortization	(110)	0	(110)	(325)	0	(325)
Reversal of write-down	0	209	209	0	209	209

Total operating expenses	(667)	205	(462)	(1,894)	199	(1,695)
Operating profit	133	207	340	323	214	537
Interest income	2	0	2	7	0	7
Interest expense	(30)	0	(30)	(87)	0	(87)
Other financial items	14	0	14	13	0	13

Net financial items	(14)	0	(14)	(67)	0	(67)
Income before other items	119	207	326	256	214	470
Other items
Reversal of write-down	209	(209)	0	209	(209)	0
Gains on sale of assets	2	(2)	0	15	(15)	0

Total other items	211	(211)	0	224	(224)	0
Income before income taxes	330	(4)	326	480	(10)	470
Income taxes	(30)	(18)	(48)	(57)	10	(47)
Net income	300	(22)	278	423	0	423
Earnings per share	3.73	0	3.45	5.24	0	5.24
Diluted earnings per share	3.70	0	3.42	5.20	0	5.20

Segment information

Unaudited accounts in NOK mill.	N GAAP 3Q04	Effect of transition	IFRS 3Q04	N GAAP 9M04	Effect of transition	IFRS 9M04
MOBILE UNITS DIVISION
Revenues	314	0	314	866	0	866
Operating expenses	(205)	(2)	(207)	(599)	(5)	(604)
Depreciation and amortization	(61)	0	(61)	(181)	0	(181)
Reversal of write down	0	209	209	0	209	209
Operating profit	48	207	255	86	204	290

TENDER RIGS DIVISION
Revenues	255	0	255	719	0	719
Gains on sale of assets	0	2	2	0	15	15

Total revenues	255	2	257	719	15	734
Operating expenses	(143)	(1)	(144)	(412)	(2)	(414)
Depreciation and amortization	(44)	0	(44)	(129)	0	(129)
Operating profit	68	1	69	178	13	191

WELL SERVICES DIVISION
Revenues	231	0	231	632	0	632
Operating expenses	(209)	(1)	(210)	(558)	(3)	(561)
Depreciation and amortization	(5)	0	(5)	(15)	0	(15)
Operating profit	17	(1)	16	59	(3)	56

SMEDVIG • 3 QUARTER 2005	XI

Balance sheets

Unaudited accounts in NOK mill.	N GAAP 30.09.04	Effect of transition	IFRS 30.09.04
Long-term assets
Deferred taxes	7	9	16
Mobile units and tender rigs	5,594	0	5,594
Other tangible assets	128	0	128
Financial fixed assets	168	0	168

Total long-term assets	5,897	9	5,906

Current assets
Receivables	891	0	891
Cash and cash equivalents	572	0	572

Total current assets	1,463	0	1,463
Total assets	7,360	9	7,369
Shareholders’ equity
Paid-in capital	2,536	0	2,536
Retained earnings	911	(24)	887

Total shareholders’ equity	3,447	(24)	3,423

Liabilities
Provisions	203	33	236
Long-term interest bearing debt.	3,023	(12)	3,011
Current liabilities	687	12	699

Total liabilities	3,913	33	3,946

Total shareholders’ equity and liabilities	7,360	9	7,369

Statements of Cash flows

Unaudited accounts in NOK mill.	N GAAP 9M 2004	Effect of transition	IFRS 9M 2004
Cash Flows from operating activities
Net income	423	0	423
Adjustment to reconcile net income to net cash provided by operating activities
Reversal of previous write-down of assets	(209)	0	(209)
Depreciation and amortization	325	0	325
Change in working capital	(197)	0	(197)
Net cash flow provided by operating activities	342	0	342
Net cash flow used in investing activities	(269)	0	(269)
Net cash flow provided by (used in) financing activities	(494)	0	(494)
Effect of exchange rate changes on cash and cash equivalents	0	0	0
Net decrease in cash and cash equivalents	(421)	0	(421)
Cash and cash equivalents - beginning of year	993	0	993
Cash and cash equivalents - end of period	572	0	572

Equity reconciliation

Unaudited accounts in NOK mill.	N GAAP 30.09.04	Effect of transition	IFRS 30.09.04
Equity - beginning of year - N GAAP	3,062	0	3,062
Net income (loss) for the period - N GAAP	423	0	423
Pension adjustment	0	(24)	(24)
Treasury shares	(56)	0	(56)
Foreign currency adjustments	18	0	18
Equity end of period	3,447	(24)	3,423

27.10.05 08:06 Marked=OB SME REPURCHASE OF OWN SHARES meldepliktig handel

Repurchase of own shares

On October 26, 2005, Smedvig asa repurchased 350,000 Class A shares at a price of NOK 137.01 per share and 150,000 Class B shares at a price of NOK 111.74 per share. The Company’s holding of own shares after the transaction is 850,000 Class A shares and 1,878,000 Class B shares.

31.10.05 08:00 Marked=OB SME REPURCHASE OF OWN SHARES meldepliktig handel

Repurchase of own shares

On October 28, 2005, Smedvig asa repurchased 175,000 Class A shares at a price of NOK 133.85 per share and 20,000 Class B shares at a price of NOK 109.93 per share. The Company’s holding of own shares after the transaction is 1,025,000 Class A shares and 1,898,000 Class B shares.